Exhibit 99.38

Volaris Announces Pricing of Secondary Follow-On Equity Offering

MEXICO CITY, MEXICO, November 10, 2015 — Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline based in Mexico, announced today the pricing of a secondary follow-on equity offering in which certain selling shareholders, including affiliates of Discovery Americas, and Blue Sky Investments, offered 99,000,000 of the Company’s Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of $16.00 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”).  In connection with the offering, one of the selling shareholders has granted the underwriters an option to purchase up to 9,900,000 additional CPOs in the form of ADSs to cover over-allotments, if any. No CPOs or ADSs are being sold by the Company and the selling shareholders will receive all of the proceeds from this offering.  Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

Morgan Stanley & Co. LLC, Deutsche Bank Securities, Citi, Evercore ISI and UBS are acting as underwriters in connection with the offering and closing is expected to occur on November 16, 2015.

The offering of these securities is being made only by means of a prospectus and an accompanying prospectus supplement. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2386, telephone (800) 503-4611 or email: prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 139 and its fleet from four to 55 aircraft. Volaris offers more than 230 daily flight segments on routes that connect 38 cities in Mexico and 21 cities in the United States and two in Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for six consecutive years.